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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

OVERSTOCK.COM, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

690370 10 1
(CUSIP Number)

Patrick M. Byrne
6322 South 3000 East, Suite 100
Salt Lake City, Utah 84121
(801) 947-3100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 4, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

AMENDMENT NO. 3 TO
SCHEDULE 13D

CUSIP No.: 690370 10 1

1	Name of Reporting Person Patrick M. Byrne

2	Check the Appropriate Box If A Member of a Group			(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds WC(1)

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)			☐

6	Citizenship or Place of Organization United States

Number of Shares		7	Sole Voting Power 1,084,594(2)
Beneficially
Owned by Each		8	Shared Voting Power 5,727,261(3)
Reporting
Person With		9	Sole Dispositive Power 1,084,594

		10	Shared Dispositive Power 5,727,261

11	Aggregate Amount Beneficially Owned by Reporting Person 6,811,855

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares			☒

13	Percent of Class Represented by Amount in Row (11) 34.4%

14	Type of Reporting Person IN

(1)
Working Capital of High Plains Investments LLC.

(2)
Includes 129,994 Shares reported that consist of vested options.

(3)
Includes 629,536 Shares reported that consist of vested warrants.

AMENDMENT NO. 3 TO
SCHEDULE 13D

CUSIP No.: 690370 10 1

1	Name of Reporting Person High Plains Investments LLC

2	Check the Appropriate Box If A Member of a Group			(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)			☐

6	Citizenship or Place of Organization United States

Number of Shares		7	Sole Voting Power 0
Beneficially
Owned by Each		8	Shared Voting Power 5,727,261(1)
Reporting
Person With		9	Sole Dispositive Power 0

		10	Shared Dispositive Power 5,727,261(1)

11	Aggregate Amount Beneficially Owned by Reporting Person 5,727,261

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares			☒

13	Percent of Class Represented by Amount in Row (11) 28.9%

14	Type of Reporting Person OO

(1)
Includes 629,536 Shares reported that consist of vested warrants.

AMENDMENT NO. 3 TO
SCHEDULE 13D

CUSIP No.: 690370 10 1

1	Name of Reporting Person Haverford-Valley L.C.

2	Check the Appropriate Box If A Member of a Group			(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds WC(1)

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)			☐

6	Citizenship or Place of Organization United States

Number of Shares		7	Sole Voting Power 0
Beneficially
Owned by Each		8	Shared Voting Power 5,727,261
Reporting
Person With		9	Sole Dispositive Power 0

		10	Shared Dispositive Power 5,727,261

11	Aggregate Amount Beneficially Owned by Reporting Person 5,727,261

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares			☒

13	Percent of Class Represented by Amount in Row (11) 28.9%

14	Type of Reporting Person OO

(1)
Working Capital of High Plains Investments LLC.

(2)
Includes 629,536 Shares reported that consist of vested warrants.

AMENDMENT NO. 3 TO
STATEMENT ON SCHEDULE 13D

        This Amendment No. 3 (this "Amendment") amends and supplements the Statement on Schedule 13D filed by Patrick M. Byrne, John B. Pettway, High Plains Investments LLC and Haverford Valley L.C. dated November 14, 2002, as amended to date (the "Original 13D"), relating to shares of the common stock, par value $0.0001 per share (the "Shares") of Overstock.com, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 6322 South 3000 East, Suite 100, Salt Lake City, Utah 84121. Capitalized terms used but not defined herein have the meanings ascribed to them in the Original 13D.

Item 2. Identity and Background

        Item 2 of the Original 13D is supplemented as follows:

        The names of the persons filing this Amendment are Patrick M. Byrne ("Dr. Byrne"), High Plains Investments LLC and Haverford-Valley, L.C. Dr. Byrne is the President and Chairman of the Board of the Issuer.

Item 3. Source and Amount of Funds or Other Consideration

        Item 3 of the Original 13D is supplemented as follows:

        On February 4, 2005 High Plains Investments LLC purchased 20,000 Shares in open market transactions on the Nasdaq National Market System with working capital. Each of the reporting persons disclaims beneficial ownership of the Shares held by High Plains Investments LLC and any other person or entity described herein except to the extent of his or its pecuniary interest, if any, in each such person or entity.

Item 4. Purpose of the Transaction

        Item 4 of the Original 13D is supplemented as follows:

        The reporting persons hold the Shares acquired as reported in this Amendment for the purpose of investment. The reporting persons may purchase additional shares.

        As the Issuer has previously announced, the Issuer is considering filing a shelf registration statement with the Securities and Exchange Commission for potential offerings of its common stock, debt securities or other securities. The Issuer has also previously announced that its Board of Directors has approved a three-year stock repurchase program.

Item 5. Interest in Securities of the Issuer

        Item 5 of the Original 13D is supplemented as follows:

        As set forth herein, Dr. Byrne beneficially owns 6,811,855 Shares, which represent 34.4% of the outstanding Shares, based upon the number of Shares outstanding as of the most recent practicable date, and calculated in accordance with Rule 13d-3. Dr. Byrne shares voting and dispositive power over 5,727,261 Shares with High Plains Investments LLC and Haverford Valley L.C., and shares voting and dispositive power over 201,693 Shares with High Plains Investments LLC, Haverford Valley L.C. and High Meadows Finance L.C. Dr. Byrne disclaims beneficial ownership of the Shares held by High Plains Investments LLC, High Meadows Finance L.C. and all other persons except to the extent of his pecuniary interest in each entity, respectively. Dr. Byrne has sole voting and dispositive power over 1,084,594 Shares, including 129,994 Shares subject to unexercised options.

        As set forth herein, High Plains Investments LLC beneficially owns 5,727,261 Shares, which represent 28.9% of the outstanding Shares, based upon the number of Shares outstanding as of the most recent practicable date, and calculated in accordance with Rule 13d-3. High Plains Investments LLC shares voting and dispositive power over such 5,727,261 Shares with Dr. Byrne and Haverford-Valley L.C.

        As set forth herein, Haverford-Valley L.C., as Manager of High Plains Investments LLC, beneficially owns 5,727,261 Shares, which represent 28.9% of the outstanding Shares, based upon the number of Shares outstanding as of the most recent practicable date, and calculated in accordance with Rule 13d-3. Haverford-Valley L.C., as Manager of High Plains Investments, LLC, shares voting and dispositive power over such 5,727,261 Shares with Dr. Byrne and High Plains Investments LLC.

        By providing the information contained herein, the reporting persons do not admit the existence of any "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and each reporting person hereby disclaims membership in any such group.

        No transactions in the Shares were effected by any of the reporting persons in the last sixty days except that the reporting persons acquired beneficial ownership of 20,000 of the Shares described herein in open market purchases on the Nasdaq National Market System as described on Exhibit A to this Amendment.

SIGNATURE

        After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this Amendment No. 3 to Statement on Schedule 13D relating to him or it is true, complete and correct.

Dated: February 15, 2005

/s/ PATRICK M. BYRNE Patrick M. Byrne
HIGH PLAINS INVESTMENTS LLC
By:	HAVERFORD-VALLEY L.C.
By: /s/ JOHN B. PETTWAY
Name: John B. Pettway
Title: Manager
HAVERFORD-VALLEY L.C.
By:	/s/ JOHN B. PETTWAY
Name:	John B. Pettway
Title:	Manager

Exhibit A

Date	Shares	Price
February 4, 2005	1,300	$48.4985
February 4, 2005	1,600	$48.4994
February 4, 2005	4,000	$48.5263
February 4, 2005	900	$48.5300
February 4, 2005	700	$48.5800
February 4, 2005	2,000	$48.5950
February 4, 2005	2,600	$48.6000
February 4, 2005	2,000	$48.6850
February 4, 2005	900	$48.7400
February 4, 2005	2,000	$48.7431
February 4, 2005	2,000	$48.7500

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AMENDMENT NO. 3 TO SCHEDULE 13D
AMENDMENT NO. 3 TO SCHEDULE 13D
AMENDMENT NO. 3 TO SCHEDULE 13D
AMENDMENT NO. 3 TO STATEMENT ON SCHEDULE 13D
  Item 2. Identity and Background
  Item 3. Source and Amount of Funds or Other Consideration
  Item 4. Purpose of the Transaction
  Item 5. Interest in Securities of the Issuer
SIGNATURE
Exhibit A